UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934




                          For the date of 14 May, 2004

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






FOR IMMEDIATE RELEASE                                           14th MAY, 2004



         ALLIED IRISH BANKS, p.l.c. (AIB) announces Independent Assurer

Allied Irish Banks, p.l.c. ("AIB") (NYSE:AIB) has today announced that Mr Lauri McDonnell has been appointed as the independent assurer of the investigation into certain foreign exchange charges made by AIB. This appointment has been approved by the Irish Financial Services Regulatory Authority (IFSRA).

Mr McDonnell, who is a former Comptroller and Auditor General, will take up this post with immediate effect. He will have access to external independent audit expertise in carrying out the investigation, which is to be completed by mid-June.

                                     -ENDS-



For further information contact:

Catherine Burke
Head of Corporate Relations
AIB Bankcentre
Ballsbridge
Dublin 4

Tel: +353 1 6413894


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  14 May, 2004                             By: ___________________
                                                   Gary Kennedy
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.